UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

             __________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 27, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

27 July, 2023

Barclays PLC
Notice of Redemption and Cancellation of Listing to the Holders of

$2,500,000,000 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (ISIN: US06738EBA29; CUSIP: 06738E BA2; Common Code: 186557115) issued on August 14, 2018*

This notice (the "Notice of Redemption") is in relation to Barclays PLC's (the "Company") $2,500,000,000 7.750% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities").

The Securities were issued pursuant to the Contingent Convertible Securities Indenture (the "Base Indenture"), dated August 14, 2018, between the Company and The Bank of New York Mellon, London Branch as Trustee (the "Trustee"), and The Bank of New York Mellon SA/NV, Luxembourg Branch, as the Contingent Convertible Securities Registrar, as supplemented by the First Supplemental Indenture, dated August 14, 2018, between the Company, the Trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Convertible Security Registrar (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). Capitalised terms used herein and not defined herein shall have the meanings ascribed to such terms in the Indenture.

The Company hereby notifies the Holders that it elects to redeem and will redeem the Securities pursuant to Section 11.02 of the Base Indenture and Sections 2.04 and 2.07 of the First Supplemental Indenture. Accordingly, the Company has requested that the Trustee provide the Notice of Redemption to all Holders of the Securities.

The outstanding Securities will be redeemed on September 15, 2023 (the "Redemption Date") at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest from, and including, June 15, 2023 to, but excluding, the Redemption Date (the "Redemption Price"). Accordingly, the listing of the Securities on the London Stock Exchange's International Securities Market (ISM) will be cancelled on, or shortly after, September 15, 2023.

The location where Holders may surrender the Securities and obtain payment of the Redemption Price is The Bank of New York Mellon, 160 Queen Victoria Street, London EC4V 4LA, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov1@bnymellon.com, Fax: +44 (0) 20 7964 2536.

On the Redemption Date, the Redemption Price will become due and payable and interest on the Securities will cease to accrue. Before the Redemption Date, the Company will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Securities. When the Company makes such a deposit, all rights of Holders of the Securities will cease, except the Holders' rights to receive the Redemption Price, but without interest, and the Securities will no longer be outstanding.

This announcement is released by the Company and contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended ("UK MAR"), encompassing information relating to the Securities.

Should any Holder of the Securities have any queries in relation to this Notice of Redemption please contact:

Barclays Debt Investor Relations Team
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

Daniel Colvin Head of Debt Investor Relations	Susie Guo Group Media Relations